UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 8)*

Under the Securities Exchange Act of 1934

MP Materials Corp.

(Name of Issuer)

Class A common stock, par value of $0.0001 per share

(Title of Class of Securities)

553368101

(CUSIP Number)

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue, New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553368101

1.	Names of Reporting Persons. QVT Financial LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,853,712
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,853,712

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,853,712
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.98%
14.	Type of Reporting Person (See Instructions) PN

Page 2 of 6 pages

CUSIP No. 553368101

1.	Names of Reporting Persons. QVT Financial GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,853,712
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,853,712

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,853,712
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.98%
14.	Type of Reporting Person (See Instructions) OO

Page 3 of 6 pages

Item 1. Security and Issuer

This Amendment No. 8 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons on November 27, 2020, Amendment No. 1 thereto filed with the SEC by the Reporting Persons on December 23, 2020, Amendment No. 2 thereto filed with the SEC by the Reporting Persons on March 31, 2021, Amendment No. 3 thereto filed with the SEC by the Reporting Persons on September 20, 2021, Amendment No. 4 thereto filed with the SEC by the Reporting Persons on March 11, 2022, Amendment No. 5 thereto filed with the SEC by the Reporting Persons on June 9, 2022, Amendment No. 6 thereto filed with the SEC by the Reporting Persons on September 8, 2022 and Amendment No. 7 thereto filed with the SEC by the Reporting Persons on May 9, 2023 (together, the “Schedule 13D”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D. Except as expressly set forth herein, there have been no changes to the information set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

The percentage of Common Shares outstanding reported herein is based on 177,620,849 shares outstanding as of May 1, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q, for the quarter ended March 31, 2023, filed with the SEC on May 5, 2023.

QVT Financial is the investment manager of Saratoga and QVT Family Office Onshore LP and it provides certain investment advisory services for the FF Funds (as defined below) and Fourth GP, the general partners of the FF Funds. QVT Financial has the power to direct the vote and disposition of the Common Shares held by Saratoga and QVT Family Office Onshore LP and may be deemed to beneficially own the Common Shares held by the FF Funds and Fourth GP, though it disclaims the power to direct the vote and disposition of the FF Funds’ and Fourth GP’s Common Shares. Aggregately, QVT Financial may be deemed to be the beneficial owner of 8,853,712 Common Shares, consisting of the Common Shares owned by Saratoga, QVT Family Office Onshore LP and the FF Funds and the Fourth GP.

QVT Financial GP LLC, as general partner of QVT Financial, may be deemed to beneficially own the same number of Common Shares reported by QVT Financial. Fourth GP, as general partner of the FF Funds, may be deemed to beneficially own the aggregate number of Common Shares owned by the FF Funds, and accordingly, Fourth GP may be deemed to be the beneficial owner of an aggregate amount of 4,075,601 Common Shares.

Each of the Covered Persons disclaims beneficial ownership of the Common Shares owned by the Reporting Persons.

Each of the Covered Persons following the transactions described in (c) below directly owns the number of shares set forth on Appendix A opposite his name.

(c) The reported share amounts for the Reporting Persons reflect amounts as of May 18, 2023.

On May 18, 2023, Fourth Avenue FF Opportunities LP – Series E (“Series E”), a shareholder in the Issuer, made an in-kind distribution of shares of the Issuer on a pro rata basis, for no consideration, to its partners, including Fourth Avenue Capital Partners LP, which thereafter made an in-kind distribution of shares of the Issuer on a pro rata basis, for no consideration to its limited partners.

On May 18, 2023, Saratoga Park Ltd. (“Saratoga”), a shareholder in the Issuer, made an in-kind distribution of shares of the Issuer on a pro rata basis, for no consideration, to Fourth Avenue FF Opportunities LP – Series F (“Series F” and together with “Series E”, the “FF Funds”), which thereafter made an in-kind distribution of shares of the Issuer on a pro rata basis, for no consideration to its partners.

(d) Not applicable.

(e) May 18, 2023

Page 4 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2023

QVT FINANCIAL LP

By: QVT Financial GP LLC, its General Partner

By:	/s/ Daniel Gold
Name: Daniel Gold
Title: Managing Member

By:	/s/ Meg Eisner
Name: Meg Eisner
Title: Authorized Signatory

QVT FINANCIAL GP LLC

By:	/s/ Daniel Gold
Name: Daniel Gold
Title: Managing Member

By:	/s/ Meg Eisner
Name: Meg Eisner
Title: Authorized Signatory

Page 5 of 6 pages

Appendix A

Covered Persons

Name of Covered Person	Principal Business Address	Principal Occupation	Shares Owned Directly*
Daniel Gold	QVT Financial LP 888 Seventh Avenue, 43rd Floor New York, New York 10106	Investment Management	1,132,782
Nicholas Brumm	QVT Financial LP 888 Seventh Avenue, 43rd Floor New York, New York 10106	Investment Management	226,556
Arthur Chu	QVT Financial LP 888 Seventh Avenue, 43rd Floor New York, New York 10106	Investment Management	226,558
Tracy Fu	QVT Financial LP 888 Seventh Avenue, 43rd Floor New York, New York 10106	Investment Management	226,558

*	Includes shares owned by trusts

Page 6 of 6 pages